EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Supplementary Report - Approval of Withdrawal from Class Action

Further to the Company’s immediate report of December 30, 2015 (Ref. No. 2015-01-190878) and further to the description in Section 4.13.1C of the chapter containing a description of the Company’s business affairs in the Company's periodic report for 2016, regarding a claim and a class action certification motion filed against the Company in the Central District Court, on grounds that the Company charged customers who subscribed to an international calling plan a “premium rate” which was higher than the rate that was set and agreed upon in the plan, the Company provides notification that on December 26, 2017, the Court approved the petitioner’s withdrawal of the class action certification motion without an order as to expenses.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.